FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 26, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For ICICI Bank Limited

Date:	December 30, 2008	By:	/s/ Mehernosh Kapadia
			Name:	Mehernosh Kapadia
			Title:	General Manager & Joint Company Secretary

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 26, 2008

For Six-month Period:	From April 1, 2008 through September 30, 2008

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sandeep Batra

Group Compliance Officer and Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India

Personal Name or Corporate Name of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law

Address or Location of Attorney-in-Fact:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Akitaka Anzai, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-5820

Place(s) for Public Inspection:	Not applicable.

Notes:

1.
ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective March 30, 2002 for accounting purposes under generally accepted accounting principles in India ("Indian GAAP"). In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "Company" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both.

2.
In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For convenience in reading this document, certain US dollar amounts have been translated into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 9, 2008 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$1 = ¥92.96), and certain rupee amounts have been translated into Japanese yen at the reference rate of Rs.1 = ¥2.06 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 9, 2008.

3.
The fiscal year of the Company commences on April 1 and ends on March 31 of each year.  References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.  For example, "fiscal 2008" refers to the year commenced on April 1, 2007 and ended on March 31, 2008.

4.	Figures in tables in this document have been rounded, subject to adjustment, if necessary, so that they may agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION	1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY	1

II.	OUTLINE OF COMPANY	2

1.	Trends in Major Business Indices, etc.	3

2.	Nature of Business	9

3.	State of Affiliated Companies	9

4.	State of Employees	15

III.	STATEMENT OF BUSINESS	16

1.	Outline of Results of Operations, etc.	16

2.	State of Production, Orders Accepted and Sales	24

3.	Problems to be Coped with	24

4.	Material Contracts relating to Management, etc.	24

5.	Research and Development Activities	24

IV.	STATEMENT OF FACILITIES	25

1.	State of Major Facilities	25

2.	Plan for Installation, Retirement, etc. of Facilities	25

V.	STATEMENT OF FILING COMPANY	26

1.	State of Shares, etc.	26

(1)	Total Number of Shares, etc.	26

(i)	Total Number of Shares	26

(ii)	Issued Shares	26

(2)	Total Number of Issued Shares and Capital Stock	27

(3)	Major Shareholders	28

2.	Trends in Stock Prices	29

3.	Statement of Directors and Officers	30

VI.	FINANCIAL CONDITION	31

1.	Financial Statements for the Relevant Six-month Period	32

2.	Other Matters	33

(1)	Legal and Regulatory Proceedings	33

(2)	Subsequent Events	36

3.	Major Differences between United States and Japanese Accounting Principles and Practices	37

4.	Major Differences between Indian and Japanese Accounting Principles and Practices	39

VII.	TRENDS IN FOREIGN EXCHANGE RATES	43

VIII.	REFERENCE INFORMATION OF FILING COMPANY	44

PART II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY	45

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

III.	INFORMATION ON BUSINESS INDICES, ETC.	45

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change since last ASR filed on September 30, 2008 for the fiscal 2008.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with Indian GAAP.

Audited unconsolidated financial results
(Rs. in crore/JPY in ten-million)
		Six months ended				Year ended
Sr. No.	Particulars	September 30, 2008	September 30, 2008	September 30, 2007	September 30, 2006	March 31, 2008	March 31, 2008	March 31, 2007
		(Audited)		(Audited)	(Audited)	(Audited)		(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs. 15,726.78	JPY 32,397.17	Rs. 14,847.30	Rs. 9,998.79	Rs. 30,788.34	JPY 63,423.98	Rs. 21,995.59
	a) Interest/discount on advances/bills	11,465.55	23,619.03	11,022.63	7,227.36	22,600.99	46,558.04	16,096.31
	b) Income on investments	3,682.28	7,585.50	3,497.28	2,317.99	7,466.01	15,379.98	4,989.84
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	265.04	545.98	284.46	404.10	611.99	1,260.70	808.56
	d) Others	313.91	646.65	42.93	49.34	109.35	225.26	100.88
2.	Other income	3,415.51	7,035.95	4,022.53	2,847.69	8,810.77	18,150.19	6,927.87
3.	A) TOTAL INCOME (1) + (2)	19,142.29	39,433.12	18,869.83	12,846.48	39,599.11	81,574.17	28,923.46
4.	Interest expended	11,489.41	23,668.18	11,582.35	7,455.79	23,484.24	48,377.53	16,358.50
5.	Operating expenses (e) + (f) + (g)	3,653.95	7,527.14	3,876.12	3,056.72	8,154.18	16,797.61	6,690.56
	e) Employee cost	1,011.28	2,083.24	1,041.75	749.72	2,078.90	4,282.53	1,616.75
	f) Direct marketing expenses	372.83	768.03	768.09	717.95	1,542.74	3,178.04	1,523.90
	g) Other operating expenses	2,269.84	4,675.87	2,066.28	1,589.05	4,532.54	9,337.03	3,549.91
6.	B) TOTAL EXPENDITURE (4) + (5) (excluding provisions and contingencies)	15,143.36	31,195.32	15,458.47	10,512.51	31,638.42	65,175.15	23,049.06
7.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	3,998.93	8,237.80	3,411.36	2,333.97	7,960.69	16,399.02	5,874.40
8.	Provisions (other than tax) and contingencies	1,716.02	3,535.00	1,196.76	682.85	2,904.59	5,983.46	2,226.36
9.	Exceptional items	..	..	..	..	..	..	..

10.	PROFIT / LOSS FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)	2,282.91	4,702.79	2,214.60	1,651.12	5,056.10	10,415.57	3,648.04
11.	Tax expense (a) + (b)	540.69	1,113.82	436.92	276.10	898.37	1,850.64	537.82
	a) Current period tax	944.27	1,945.20	745.33	347.03	1,611.73	3,320.16	984.25
	b) Deferred tax adjustment	(403.58)	(831.37)	(308.41)	(70.93)	(713.36)	(1,469.52)	(446.43)
12.	NET PROFIT / LOSS FROM ORDINARY ACTIVITIES (10)-(11)	1,742.22	3,588.97	1,777.68	1,375.02	4,157.73	8,564.92	3,110.22
13.	Extraordinary items (net of tax expense)	..	..	..	..	..	..	..
14.	NET PROFIT / LOSS FOR THE PERIOD (12)-(13)	1,742.22	3,588.97	1,777.68	1,375.02	4,157.73	8,564.92	3,110.22
15.	Paid-up equity share capital (face value Rs. 10/-)	1,113.29	2,293.38	1,110.66	892.92	1,112.68	2,292.12	899.34
16.	Reserves excluding revaluation reserves	47,531.95	97,915.82	43,641.32	22,657.47	45,357.53	93,436.51	23,413.92
17.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..	..	..	..
	(ii) Capital adequacy ratio	14.01%	..	16.76%	14.34%	13.97%	..	11.69%
	(iii) Earnings per share (EPS) for the period
	Basic EPS before and after extraordinary items net of tax expenses (not annualised for quarter/period) (in Rs.)	15.65	32.24	17.79	15.42	39.39	81.14	34.84
	Diluted EPS before and after extraordinary items net of tax expenses (not annualised for quarter/period) (in Rs.)	15.60	32.14	17.68	15.30	39.15	80.65	34.64
18.	NPA Ratio
	i) Gross non-performing advances (net of technical write-off) [1]	9,501.48	19,573.05	5,931.53	2,969.86	7,579.54	15,613.85	4,126.06
	ii) Net non-performing advances [1]	4,232.93	8,719.84	2,970.94	1,509.23	3,490.55	7,190.53	1,992.04
	iii) % of gross non-performing advances (net of technical write-off) to gross advances (net of write-off)	4.18%	..	2.82%	1.9%	3.30%	..	2.1%
	iv) % of net non-performing advances to net advances [2]	1.91%	..	1.43%	1.0%	1.55%	..	1.0%

19.	Return on assets (annualised)	0.89%	..	1.01%	1.02%	1.12%	..	1.09%
20.	Aggregate of non-promoter shareholding
	1. No. of shares	1,113,249,042	..	1,111,912,138	892,895,861	1,112,687,495	..	899,266,672
	2. Percentage of shareholding	100	..	100	100	100	..	100
21.	Deposits	223,401.72	460,207.54	228,306.63	189,499.37	244,431.05	503,527.96	230,510.19
22.	Advances	221,984.67	457,288.42	207,121.07	155,403.49	225,616.08	464,769.12	195,865.60
23.	Total assets	Rs. 384,970.39	JPY 793,039.00	Rs. 364,944.21	Rs. 282,372.54	Rs. 399,795.08	JPY 823,577.86	Rs. 344,658.11

1.	At June 30, 2008 the gross non performing advances (net of technical write-off) were Rs. 8,511.36 crore and the net non performing advances were Rs. 4,033.57 crore.
2.	The percentage of net non-performing customer assets to net customer assets (includes advances and credit substitutes) was 1.83% at September 30, 2008.

Segmental results of ICICI Bank Limited for the period ended September 30, 2008
(Rs. in crore/JPY in ten-million)
		Six months ended		Year ended
Sr. No.	Particulars	September 30, 2008	September 30, 2008	March 31, 2008	March 31, 2008
		(Audited)		(Audited)
1.	Segment Revenue
a	Retail Banking	Rs. 12,155.85	JPY25,041.05	Rs. 24,418.54	JPY 50,302.19
b	Wholesale Banking	13,103.41	26,993.02	24,949.35	51,395.66
c	Treasury	13,798.18	28,424.25	29,098.26	59,942.42
d	Other Banking	278.02	572.72	274.92	566.34
	Total revenue	39,335.46	81,031.05	78,741.07	162,206.60
	Less: Inter Segment Revenue	20,193.17	41,597.93	39,141.96	80,632.44
	Income from Operations	19,142.29	39,433.12	39,599.11	81,574.17
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	405.39	835.10	947.24	1,951.31
b	Wholesale Banking	2,296.78	4,731.37	3,574.68	7,363.84
c	Treasury	(540.91)	(1,114.27)	513.49	1,057.79
d	Other Banking	121.65	250.60	20.69	42.62
	Total segment results	2,282.91	4,702.79	5,056.10	10,415.57
	Unallocated expenses	--	--	--	--
	Profit before tax	2,282.91	4,702.79	5,056.10	10,415.57
3.	Capital Employed (i.e. Segment Assets – Segment Liabilities)
a	Retail Banking	(8,860.48)	(18,252.59)	(4,045.54)	(8,333.81)
b	Wholesale Banking	15,708.43	32,359.37	(11,423.26)	(23,531.92)
c	Treasury	36,626.76	75,451.13	56,694.99	116,791.68
d	Other Banking	1,032.38	2,126.70	669.30	1,378.76
e	Unallocated	4,488.15	9,245.59	4,924.72	10,144.92
	Total	Rs. 48,995.24	JPY 100,930.19	Rs. 46,820.21	JPY 96,449.63

Segmental results of ICICI Bank Limited for the period ended September 30, 2007
(Rs. in crore)
		Six months ended		Year ended
Sr. No.	Particulars	September 30, 2007	September 30, 2006	March 31, 2007
		(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Consumer and Commercial Banking	Rs. 14,930.36	Rs. 10,697.75	Rs. 23,479.37
b	Investment Banking	4,712.76	2,982.26	7,066.20
	Total revenue	19,643.12	13,680.01	30,545.57
	Less: Inter Segment Revenue	773.29	833.53	1,622.11
	Income from Operations	18,869.83	12,846.48	28,923.46
2.	Segmental Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	1,092.32	1,207.69	2,338.39
b	Investment Banking	1,141.48	462.63	1,348.05
	Total segment results	2,233.80	1,670.32	3,686.44
	Unallocated expenses	19.20	19.20	38.40
	Profit before tax	2,214.60	1,375.02	3,110.22
3.	Capital Employed (i.e. Segment Assets – Segment Liabilities)
a	Consumer and Commercial Banking	(28,165.49)	(45,179.23)	(47,842.84)
b	Investment Banking	68,470.67	65,489.89	68,079.85
	Total capital employed	Rs. 40,305.18	Rs. 20,310.66	Rs. 20,237.01

Notes on segmental results

1.
The disclosure on segmental reporting has been modified pursuant to Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosure on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008. The segmental results for three months ended September 30, 2007 and for the half year ended September 30, 2007 as per the revised guidelines have not been prepared and hence are not comparable.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and also includes gain/loss on sale of banking & non- banking assets and other items not attributable to any particular business segment.

Notes

1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	During the three months ended September 30, 2008, the Bank allotted 156,781 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
3.	Status of equity investors’ complaints / grievances for the three months ended September 30, 2008:

Opening balance	Additions	Disposals	Closing balance
5	447	448	4

4.
Provision for current period tax includes Rs. 9.28 crore towards provision for fringe benefit tax for the three months ended September 30, 2008 (Rs. 21.77 crore for the half-year ended September 30, 2008).

5.
RBI vide its circular DBOD.No.BP.BC.90/20.06.001/2006-07 dated April 27, 2007 had advised banks having operational presence outside India to compute capital adequacy ratio (CAR) as per the revised capital adequacy framework (Basel II) effective March 31, 2008. Accordingly, the CAR for September 30, 2008 and March 31, 2008 is as per Basel II framework and for September 30, 2007, is as per the earlier framework.

6.	Pursuant to the RBI clarification, USD 750 million of foreign currency bonds raised in January 2007 for Upper Tier II capital have been included in CAR computation as at September 30, 2008.
7.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.
8.	The above financial results have been approved by the Board of Directors at its meeting held on October 27, 2008.
9.	The above financial results are audited by the statutory auditors, B S R & Co., Chartered Accountants.
10.	Rs. 1 crore = Rs. 10 million.

2.	Nature of Business

           There has been no material change since last ASR filed on September 30, 2008 for the fiscal 2008.

3.	State of Affiliated Companies

The following table sets forth certain information relating to our subsidiaries and joint ventures for the half year ended September 30, 2008.

Name	Year of Formation	Activity	Equity Share Capital	Preference Share Capital	Total Share Capital	Ownership Interest	Total Income(1)	Net Worth(2)	Total Assets(3)
	(in millions, except percentages)
ICICI Securities Primary Dealership Limited (4) (ICICI Centre, H.T. Parekh Marg, Churchgate, Mumbai 400 020)	February 1993	Securities investment, trading and underwriting	Rs. 1,563.4		Rs. 1,563.4	100.00%	Rs. 1,526.7	Rs. 4,248.5	18,863.1

ICICI Securities Limited (4) (ICICI Centre, H.T. Parekh Marg, Churchgate,Mumbai 400 020)	March 1995	Securities broking & merchant banking	Rs. 610.7		Rs. 610.7	100.00%	2,830.67	1,641.1	10,109.2

ICICI Securities Holdings Inc(4) (1013 Centre Road, City of Wilmington, Country of New Castle, Delaware 19805,USA)	June 2000	Holding company	US$ 14.2		US$ 14.2	100.00%	10.7	585.5	603.9

ICICI Securities Inc(4) (1013 Centre Road, City of Wilmington, Country of New Castle, Delaware 19805, USA)	June 2000	Securities broking	US$ 11.1		US$ 11.1	100.00%	9.2	135.1	171.4

ICICI Prudential Life Insurance Company Limited(5)(9) (ICICI PruLife Towers, 1089, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025)	July 2000	Life Insurance	Rs. 14,221.7		Rs. 14,221.7	73.93%	40,420.7	9,646.2	314,712.7

ICICI Lombard General Insurance Company Limited(5)(10) (ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051)	October 2000	General Insurance	Rs. 4,029.7		Rs. 4,029.7	73.84%	10,607.8	14,882.7	49,145.0

ICICI Prudential Asset Management Company Limited 5) (12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110 001)	June 1993	Asset management company for ICICI Prudential Mutual Fund	Rs. 176.5		Rs. 176.5	50.99%	2,038.6	1,140.1	1,964.2

ICICI Prudential Trust Limited (5) (12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi – 110 001)	June 1993	Trustee company for ICICI Prudential Mutual Fund	Rs. 1.0		Rs. 1.0	50.80%	2.7	9.0	14.2

Name	Year of Formation	Activity	Equity Share Capital	Preference Share Capital	Total Share Capital	Ownership Interest	Total Income(1)	Net Worth(2)	Total Assets(3)
(in millions, except percentages)
ICICI Venture Funds Management Company Limited (Stranrose House, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025)	January 1988	Asset management	Rs. 10.0		Rs. 10.0	100.00%	2,514.1	724.1	4,052.2

ICICI Home Finance Company Limited (ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051)	May 1999	Housing finance	Rs. 10,337.5	Rs. 150.0	Rs. 10,487.5	100.00%	6,488.0	11,503.9	125,448.1

ICICI Trusteeship Services Limited (ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051)	April 1999	Trusteeship services	Rs. 0.5		Rs. 0.5	100.00%	0.3	2.3	2.5

ICICI Investment Management Company Limited (ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051)	March 2000	Asset management	Rs. 100.0		Rs. 100.0	100.00%	5.3	137.3	138.1

ICICI International Limited (IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius)	January 1996	Asset management	US$ 0.9		US$ 0.9	100.00%	32.2	42.4	213.8

ICICI Bank UK PLC. (8) (21 Knightsbridge, London SW1X7LY, United Kingdom)	February 2003	Banking	US$ 545.1 and GBP 0.05	US$ 50.0	US$ 595.1 and GBP 0.05	100.00%	10,428.6	22,814.6	420,432.4

ICICI Bank Canada(7) (Don Valley Business Park, 150 Ferrand Drive, Suite 1200, Toronto, ON, M3C 3E5, Canada)	September 2003	Banking	CAD 372.0	CAD 92.7	CAD 464.7	100.00%	6,067.0	20,673.5	250,414.3

ICICI Wealth Management Inc. ((Don Valley Business Park, 150 Ferrand Drive, Suite 1200, Toronto, ON, M3C 3E5, Canada)	July 2006	Wealth Management	CAD 2.0		CAD 2.0	100.00%	0.3	30.1	46.1

ICICI Bank Eurasia LLC (3, 50 Let Oktyabrya Square, City of Balabanovo, Borovsk District, Kaluga Region 249000, Russia)	May 1998	Banking	RUB 1,594.1		RUB 1,594.1	100.00%	815.9	3,273.6	28,351.5

Name	Year of Formation	Activity	Equity Share Capital	Preference Share Capital	Total Share Capital	Ownership Interest	Total Income(1)	Net Worth(2)	Total Assets(3)
(in millions, except percentages)
TCW/ICICI Investment Partners LLC(6) (C/o International Financial Services Limited, IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius)	April 1995	Asset management	US$ 0.6	US$ 0.6	50.00%	0.2	24.1	24.5

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)
Includes direct and indirect holdings. During fiscal 2008, ICICI Securities Primary Dealership Limited has become a wholly-owned subsidiary of ICICI Bank and ICICI Securities Limited, which was earlier a subsidiary of ICICI Securities Primary Dealership Limited, has become a direct wholly-owned subsidiary of ICICI Bank. ICICI Securities Holdings Inc. which was a wholly-owned subsidiary of ICICI Securities Primary Dealership Limited has become a wholly-owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holdings Inc. ICICI Webtrade Limited merged with ICICI Securities Limited effective October 2, 2006.

(5)
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on “Consolidated Financial Statements” consequent to the limited revision to AS 27 on “Financial Reporting of Interests in Joint Ventures”.

(6)	These entities have been consolidated as per the proportionate consolidation method as prescribed by AS 27 on “Financial Reporting of Interests in Joint ventures.

(7)
ICICI Bank Canada’s profit after tax for the six months ended September 30, 2008 (H1-2009) was CAD 22 million. ICICI Bank Canada’s capital position continued to be strong with a capital adequacy ratio of 15.4% at September 30, 2008.

(8)
ICICI Bank UK PLC’s profit before mark to market impact and provision on investments was US$ 43 million for H1-2009. After the required provisioning charge in respect of its investment portfolio (including the mark-to-market impact of credit spread widening during the period), ICICI Bank UK PLC reported a net loss of US$ 35 million. ICICI Bank UK PLC’s capital position continued to be strong with a capital adequacy ratio of 18.4% at September 30, 2008.

(9)
ICICI Prudential Life Insurance Company Limited (ICICI Life) increased its overall market share in retail new business weighted received premiums from 12.7% in the year ended March 31, 2008 (FY2008) to 13.7% during April- August 2008. New business weighted received premium increased by 22% in H1-2009 to Rs. 2,650 crore. While ICICI Life’s results reduced the consolidated profit after tax of ICICI Bank by Rs. 466 crore in H1-2009.

(10)
ICICI Lombard General Insurance Company Limited (ICICI General) increased its overall market share from 11.9% in FY2008 to 12.5% during April-August 2008. ICICI General’s premiums increased 12.2% on a year-on-year basis to Rs. 1,925 crore in H1-2009.

The following table sets forth certain additional information on other significant affiliates consolidated in our financial statements under Indian GAAP as at September 30, 2008.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
				(in millions, except percentages)
ICICI Eco-net Internet & Technology Fund (Stanrose House, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai-400025)	October 2000	Venture capital fund	92.01%	Rs 70.1	Rs. 462.1	462.1

ICICI Equity Fund (Stanrose House, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai-400025)	March 2000	Unregistered venture capital fund	100.00%	305.9	2,385.2	2,532.8

ICICI Emerging Sectors Fund (Stanrose House, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai-400025)	March 2002	Venture capital fund	99.29%	49.9	4,323.6	4,326.3

ICICI Strategic Investments Fund (Stanrose House, Ground Floor, Appasaheb Marathe Marg, Prabhadevi, Mumbai-400025)	February 2003	Unregistered venture capital fund	100.00%	87.8	3,624.0	3,624.2

ICICI Kinfra Limited (TC11/984 (1), Rohini M26, Devaswom Lane, Keshavdaspuram, Pattom PO, Thiruvananthapuram 695 004, Kerala)	January 1996	Infrastructure development consultancy	76.02%	2.2	16.0	21.3

ICICI West Bengal Infrastructure Development Corporation Limited (2-B, Gorky Terrace, Kolkata - 700 017)	December 1995	Infrastructure development consultancy	75.97%	21.6	34.2	54.6

Financial Information Network and Operations Limited (C-401, Business Square, Chakala, Andheri - Kurla Road, Andheri - East, Mumbai 400093)	June 2006	Service provider	28.29%	173.2	518.7	693.4

I-Process Services (India) Private Limited (Acme Plaza, 7th floor, Unit# 707-708, Andheri (East) Mumbai 400059)	April 2005	Service provider	19.00%	518.3	(19.3)	280.9

I-Solutions Providers (India) Private Limited (3-EF, Rushabh Chembers, off Makwana Road, Marol, Andheri - East, Mumbai 400059)	April 2005	Service provider	19.00%	236.1	1.8	231.9

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
(in millions, except percentages)
NIIT Institute of Finance, Banking and Insurance Training Limited (8, Balaji Estate, Sudharshan Munjal Marg, Kalkaji, New Delhi 110019)	June 2006	Education and training in banking and finance	19.00%	161.5	38.9	127.8

ICICI Venture Value Fund (10th floor, Prestige Obelisk, Kasturba Road, Bangalore - 560001, India)	June 2005	Unregistered venture capital fund	48.01%	4.4	50.4	50.6

Loyalty Solutions & Research Limited (Florence Building, CTS 841 to 846, Ground Floor, J.L. Nehru Road, Santacruz (E), Mumbai-400055)	February 2006	Customer relationship management, data mining and analytics and marketing services	89.75%	320.3	272.4	876.8

Contests2win.com India Private Limited (42, Film Centre, 68 Tardeo, Mumbai 400034)	June 1999	Internet portal	24.12%	14.3	71.6	101.9

Crossdomain Solutions Private Limited (34/1, Andree Road, Shanthinagar, Bangalore 560 027)	February 2000	BPO services	30.24%	167.2	208.8	234.2

Transafe Services Limited (Balmer Lawrie House, 6th floor, 21 N.S. Road, Kolkata 700001)	October 1990	Logistic products - manufacturer	47.27%	511.9	423.0	2,248.3

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

Pursuant to the sale of share of TSI Ventures (India) Private Limited by ICICI Venture Funds Management Company Limited, TSI Ventures (India) Private Limited is no longer included in our subsidiaries or joint ventures on September 30, 2008.

4.	State of Employees

As of September 30, 2008, the Bank had 36,186 permanent (including employees on probation) employees which exclude interns.

The Bank has also used the services of certain employees on contract basis. The contract is generally for a period of about one year. The average number of such employees during the six months ended September 30, 2008 was about 14,500.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

The following discussion is based on the audited unconsolidated financial results of ICICI Bank Limited (“the Bank”) for the six months ended September 30, 2008.

Profit before provisions and tax increased by 17.2% to Rs. 39.99 billion in the six months ended September 30, 2008 from Rs. 34.11 billion in the six months ended September 30, 2007, primarily due to a 29.8% increase in net interest income and decrease in non-interest expense by 5.7%, offset, in part by a 15.1% decrease in non-interest income. Provisions and contingencies (excluding provision for tax) increased to Rs. 17.16 billion in the six months ended September 30, 2008 from Rs. 11.97 billion in the six months ended September 30, 2007, primarily due to a higher level of specific provisioning on loans, offset, in part, by a lower provision on standard advances due to change in composition thereof. Profit after tax decreased by 2.0% to Rs. 17.42 billion in the six months ended September 30, 2008 from Rs. 17.78 billion in the six months ended September 30, 2007.

•
Net interest income (net of amortization of premium on government securities) increased by 29.8% to Rs. 42.38 billion in the six months ended September 30, 2008 from Rs. 32.65 billion in the six months ended September 30, 2007, primarily reflecting an increase of 11.9% in the average volume of interest-earning assets and increase of 33 basis points in net interest margin to 2.4% in the six months ended September 30, 2008 from 2.1% in the six months ended September 30, 2007.

•
Non-interest income decreased by 15.1% to Rs. 34.16 billion in the six months ended September 30, 2008 from Rs. 40.23 billion in the six months ended September 30, 2007, primarily due to loss from treasury-related activities of Rs. 7.46 billion in the six months ended September 30, 2008 as against income of Rs. 3.70 billion in the six months ended September 30, 2007 and decrease in other income by 66.7% to Rs. 2.11 billion in the six months ended September 30, 2008 from Rs. 6.32 billion in the six months ended September 30, 2007, offset, in part, by 31.6% increase in fee income. Fee income includes commission, exchange, merchant foreign exchange income and margin on customer derivative transactions. Treasury-related activities primarily include dealing in various types of securities and derivatives. Other income primarily includes dividend income from subsidiaries and lease rentals.

•
Non-interest expenses decreased by 5.7% to Rs. 36.54 billion in the six months ended September 30, 2008 from Rs. 38.76 billion in the six months ended September 30, 2007, primarily due to a 2.9% decrease in employee expenses and a 51.5% decrease in direct marketing agency expenses.

•
Provisions and contingencies (excluding provision for tax) increased to Rs. 17.16 billion in the six months ended September 30, 2008 from Rs. 11.97 billion in the six months ended September 30, 2007, primarily due to a higher level of specific provisioning on loans, offset, in part, by a lower provision on standard advances due to change in composition thereof. Net provision on non-performing loans increased to Rs. 17.55 billion in the six months ended September 30, 2008 as compared to Rs. 10.45 billion in the six months ended September 30, 2007, primarily due to increase in provisioning on retail loans. The increase in provisioning on retail loans, primarily reflects the seasoning of the loan portfolio and a change in the portfolio mix towards non-collateralized retail loans resulting in higher yields and higher credit losses on such loans.

Total assets increased by 5.5% to Rs. 3,849.70 billion at September 30, 2008 from Rs. 3,649.44 billion at September 30, 2007, primarily due to a 7.2% increase in advances. Total assets of overseas branches (gross) increased to Rs. 877.68 billion at September 30, 2008 from Rs. 608.08 billion at September 30, 2007, including the impact of Indian rupee depreciation.

Net Interest Income

Net interest income (net of amortization of premium on government securities) increased by 29.8% to Rs. 42.38 billion in the six months ended September 30, 2008 from Rs. 32.65 billion in the six months ended September 30, 2007 reflecting:

•	an increase of Rs. 374.53 billion or 11.9% in the average volume of interest-earning assets; and

•	an increase of 33 basis points in net interest margin to 2.4% for the six months ended September 30, 2008 from 2.1% for the six months ended September 30, 2007.

The average volume of interest-earning assets increased by Rs. 374.53 billion or 11.9% in the six months ended September 30, 2008, primarily due to an increase in average advances by Rs. 219.65 billion and the increase in average investments by Rs. 97.69 billion. The increase in average investments was, primarily due to increase in non-SLR investments by Rs. 71.18 billion. Net advances of foreign branches increased by 56.1% to Rs. 577.42 billion at September 30, 2008 from Rs. 369.94 billion at September 30, 2007. Net retail advances were Rs. 1,224.69 billion at September 30, 2008 as compared to Rs. 1,310.14 billion at September 30, 2007.

Interest income (net of amortization of premium on government securities) increased by 5.9% to Rs. 157.27 billion in the six months ended September 30, 2008 from Rs. 148.47 billion in the six months ended September 30, 2007, primarily due to an increase of 11.9% in the average interest-earning assets to Rs. 3,511.06 billion in the six months ended September 30, 2008 from Rs. 3,136.53 billion in the six months ended September 30, 2007, offset, in part, by a decrease of 54 basis points in yield of average interest-earning assets. Yield on average interest-earning assets decreased to 8.9% in the six months ended September 30, 2008 from 9.5% in the six months ended September 30, 2007, primarily due to a decrease in the yield on advances by 75 basis points to 10.5% in the six months ended September 30, 2008 from 11.2% in the six months ended September 30, 2007 and increase in cash reserve ratio (CRR) requirement by RBI from 7.0% in the six months ended September 30, 2007 to 9.0% in the six months ended September 30, 2008, which does not earn any interest income, resulting in an adverse impact on yield on interest-earning assets.

Total interest expense decreased by 0.8% to Rs. 114.89 billion in the six months ended September 30, 2008 from Rs. 115.82 billion in the six months ended September 30, 2007, primarily due to decrease in cost of funds by 85 basis points to 6.9% in the six months ended September 30, 2008 from 7.7% in the six months ended September 30, 2007, offset, in part, by an increase of 11.2% in average interest-bearing liabilities to Rs. 3,332.62 billion in the six months ended September 30, 2008 from Rs. 2,997.98 billion in the six months ended September 30, 2007. Total deposits at September 30, 2008 constituted 70.2% of the Bank’s funding (comprising deposits, borrowings and subordinated debts) compared to 75.6% at September 30, 2007. Total deposits were Rs. 2,234.02 billion at September 30, 2008 compared to Rs. 2,283.07 billion at September 30, 2007. The cost of deposits of the Bank has decreased by 67 basis points to 7.1% in the six months ended September 30, 2008 from 7.8% in the six months ended September 30, 2007. The cost of borrowings has decreased by 124 basis points at 6.4% in the six months ended September 30, 2008 compared to 7.7% in the six months ended September 30, 2007.

In the past, the Bank has had a relatively high share of whole-sale term deposits in its total deposits. As part of the Bank’s risk-containment strategy,the Bank has adopted a conscious strategy of focusing on current and saving account deposits and reducing its wholesale term deposit base. Current and saving account (CASA) deposit constituted 30% of total deposits at September 30, 2008 compared to 25% at September 30, 2007. Total deposits declined on a year-on-year basis due to the reduction in term deposits pursuant to the strategy adopted by the Bank.

The Bank’s net interest margin has increased by 33 basis points to 2.4% in the six months ended September 30, 2008 from 2.1% in the six months ended September 30, 2007. The Bank’s net interest margin is expected to continue to be lower than other banks in India until the bank increase the proportion of retail deposits in its total funding. The net interest margin is also impacted by the relatively lower net interest margin earned by its overseas branches.

Non-Interest Income

The following table sets forth the principal components of non-interest income for the periods presented.

	Six months ended September 30,
	2007	2008	2008	2008/2007 % change
	(in millions, except percentages)
Fee income (1)	Rs. 29,135.0	Rs. 38,338.1	JPY. 78,976.5	31.6%
Income from treasury-related activities (2)	3,696.8	(7,464.8)	(15,377.5)	-
Lease income	1,075.6	1,175.2	2,420.9	9.3
Other income (3)	6,317.9	2,106.6	4,339.6	(66.7)
Total non-interest income	Rs. 40,225.3	Rs. 34,155.1	JPY 70,359.5	(15.1)%

_________
1.	(1) Includes merchant forex income and margin on customer derivative transactions.
2.	(2) Includes profit/loss on sale of investments and revaluation of investments and foreign exchange gain/loss.
3.	(3) Includes dividend from subsidiaries of Rs. 1,690.0 million (2007: Rs. 5,947.0 million).

Non-interest income decreased by 15.1% to Rs. 34.16 billion in the six months ended September 30, 2008 from Rs. 40.23 billion in the six months ended September 30, 2007, primarily due to loss from treasury-related activities of Rs. 7.46 billion in the six months ended September 30, 2008 as against income of Rs. 3.70 billion in the six months ended September 30, 2007 and decrease in other income by 66.7% to Rs. 2.11 billion in the six months ended September 30, 2008 from Rs. 6.32 billion in the six months ended September 30, 2007, offset, in part, by 31.6% increase in fee income.

Fee income increased by 31.6% to Rs. 38.34 billion in the six months September 30, 2008 from Rs. 29.14 billion in the six months ended September 30, 2007, primarily due to growth in fee income from structuring and advisory fees, loan processing fees and forex fee income. Fees include merchant foreign exchange income and margin on customer derivative transactions.

During the six months ended September 30, 2008, repo rates increased by 125 basis points. Yields on government securities and corporate bonds increased during the period. Bombay Stock Exchange index closed at a lower level of 12,860 points at September 30, 2008 compared to 15,644 at March 31, 2008. Rupee slipped from Rs. 40.12 per dollar at March 31, 2008 to Rs. 46.97 per dollar at September 30, 2008. As a result of these adverse market conditions, the Bank incurred a net loss from treasury-related activities of Rs. 7.46 billion during six month ended September 30, 2008 as compared to treasury income of Rs. 3.70 billion in the six months ended September 30, 2007.

The Bank has a trading portfolio in credit derivatives instruments including credit default swaps (CDSs), credit linked notes (CLNs) and collateralized debt obligations (CDOs). At September 30, 2008, the above portfolio was Rs. 53.63 billion which included funded portion of Rs. 15.73 billion. During the six months ended September 30, 2008, the Bank fully sold its non-India linked credit derivative portfolio amounting to about Rs. 20.53 billion at no incremental loss over and above the provisions already held.

Gross lease income was Rs. 1.18 billion in the six months ended September 30, 2008 compared to Rs. 1.08 billion in the six months ended September 30, 2007. The Bank’s total leased assets were Rs. 6.82 billion at September 30, 2008 compared to Rs. 8.91 billion at September 30, 2007.

Other income decreased to Rs. 2.11 billion in the six months ended September 30, 2008 compared to Rs. 6.32 billion in the six months ended September 30, 2007. Other income includes dividend income from subsidiaries and joint ventures including investment made in the funds of ICICI Venture Funds Management Company and profit on sale of fixed assets and also includes rent and other charges and miscellaneous receipts.

Non-Interest Expense

The following table sets forth the principal components of non-interest expense for the periods presented.

	Six months ended September 30,
	2007	2008	2008	2008/2007
				% change
	(in millions, except percentages)
Employee expenses	Rs. 10,417.5	Rs. 10,112.8	JPY 20,832.4	(2.9)%
Depreciation on own property (including non-banking assets)	1,888.5	2,234.2	4,602.5	18.3
Auditors' fees and expenses	11.8	11.3	23.3	(4.2)
Other administrative expenses	17,879.0	19,413.4	39,991.6	8.6
Total non-interest expense (excluding lease depreciation and direct marketing agency expenses)	30,196.8	31,771.7	65,449.7	5.2
Depreciation (net of lease equalization) on leased assets	883.5	1,039.5	2,141.4	17.7
Direct marketing agency expenses	7,680.9	3,728.3	7,680.3	(51.5)
Total non-interest expenses	Rs. 38,761.2	Rs. 36,539.5	JPY 75,271.4	(5.7)%

Non-interest expense (including direct marketing agency expense and lease depreciation) decreased by 5.7% in the six months ended September 30, 2008 to Rs. 36.54 billion from Rs. 38.76 billion in the six months ended September 30, 2007, primarily due to a 2.9% decrease in employee expenses and a 51.5% decrease in direct marketing agency expenses, offset, in part, by an increase in other administrative expenses by 8.6%.

Employee expenses decreased by 2.9% to Rs. 10.11 billion in the six months ended September 30, 2008 from Rs. 10.42 billion in the six months ended September 30, 2007 reflecting a 1.6% decrease in the number of permanent employees to 36,186 at September 30, 2008 from 36,789 at September 30, 2007.

Other administrative expenses increased by 8.6% to Rs. 19.41 billion in the six months ended September 30, 2008 from Rs. 17.88 billion in the six months ended September 30, 2007, primarily due to increase in number of branches, ATMs and offices network, increase in retail banking expenses, collection expenses and other expenses. The number of branches (excluding foreign branches and OBUs) and extension counters increased to 1,399 at September 30, 2008 from 950 at September 30, 2007. The number of ATMs increased to 4,485 at September 30, 2008 from 3,596 at September 30, 2007.

The Bank uses marketing agents, called direct marketing agents or associates, for sourcing retail assets. The Bank includes commissions paid to these direct marketing agents in operating expenses. These commissions are expensed upfront and not amortized over the life of the loan. The Bank incurred direct marketing agency expenses of Rs. 3.73 billion on the retail assets portfolio in the six months ended September 30, 2008 compared to Rs. 7.68 billion in the six months ended September 30, 2007 reflecting lower incremental disbursement volumes in retail business.

Provisions and Contingencies

The following table sets forth the components of provisions and contingencies for the periods presented.
	Six months ended September 30,
	2007	2008	2008	2008/2007
				% change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net) (1)	Rs. 101.3	Rs. (109.3)	JPY (225.2)	-
Provision for non-performing assets (2)	10,450.4	17,552.5	36,158.2	68.0%
Provision for standard assets	890.0	(190.0)	(391.4)	(121.3)
Others	525.9	(93.0)	(191.6)	(117.7)
Total provisions and contingencies (excluding tax)	Rs. 11,967.6	Rs. 17,160.2	JPY 35,350.0	43.4%

(1)	Excludes amortization of premium on government securities.
(2)
The Bank does not distinguish between provisions and write-offs while assessing the adequacy of its loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, gross non-performing assets are reported gross of provisions net of cumulative write-offs in its financial results.

The Bank classifies its loans in accordance with RBI guidelines. Provisions and contingencies (excluding provisions for tax) increased to Rs. 17.16 billion in the six months ended September 30, 2008 from Rs. 11.97 billion in the six months ended September 30, 2007, primarily due to a higher level of specific provisioning on loans, offset, in part, by a lower provision on standard advances due to change in composition thereof. Net provision on non-performing loans increased to Rs. 17.55 billion in the six months ended September 30, 2008 as compared to Rs. 10.45 billion in the six months ended September 30, 2007, primarily due to increase in provisioning on retail loans.

The increase in provisioning on retail loans, primarily reflects the seasoning of the loan portfolio and the change in the portfolio mix towards non-collateralized retail loans. The Bank’s non-collateralized retail loans (personal loans and credit cards) increased to Rs. 206.82 billion at September 30, 2008 from Rs. 197.94 billion at September 30, 2007. The Bank’s non-collateralized retail loans constituted 16.9% of total retail advances at September 30, 2008 as compared to 15.1% at September 30, 2007. The Bank’s gross non-performing advances were Rs. 95.01 billion at September 30, 2008 as compared to Rs. 59.32 billion at September 30, 2007 and its net non-performing advances were Rs. 42.33 billion at September 30, 2008 compared to Rs. 29.71 billion at September 30, 2007.

The Bank offers various derivative products to its clients for their risk management purposes including options and swaps. The Bank does not carry market risk on these client derivative positions as the bank cover itself in the inter-bank market. Profits or losses on account of currency movements on these transactions are on the account of corporates. In some of the cases, clients have filed suits against the bank disputing the transaction and the amounts to be paid. There have been some delays in payments to the bank in respect of few companies. The Bank has made appropriate provisions in accordance with RBI guidelines vide circular DBOD.No.BP.BC.57/21.04/157/2008-09 dated October 13, 2008, in respect of such overdue receivable amounts.

The Ministry of Finance, Government of India has issued guidelines for the implementation of the agriculture debt waiver and relief scheme for farmers on May 23, 2008. The Bank has implemented the scheme as per guidelines issued by RBI vide circular

no. RPCD.CO.RF.BC.No.17/07.38.03/2008-09 dated July 30, 2008 on “Agricultural Debt Waiver and Debt Relief Scheme, 2008 - Prudential norms on income recognition, asset classification and provisioning and Capital Adequacy”.

The Bank makes provision on standard assets as per RBI guidelines. Provision requirement on standard assets reduced by Rs. 190.0 million in the six months ended September 30, 2008 as against an incremental provision of Rs. 890.0 million in the six months ended September 30, 2007. The decrease is on account of decrease in personal and commercial real estate portfolio at September 30, 2008 as compared to September 30, 2007, which requires a higher level of 2.0% general provision and increase in advances to small and medium enterprises and agricultural sector during the same period, which requires 0.25% general provision.

Tax Expense

Income tax expenses increased to Rs. 5.41 billion in the six months ended September 30, 2008 from Rs. 4.37 billion in the six months ended September 30, 2007. The effective tax rate for the six months ended September 30, 2008 was 23.7% compared to 19.7% for six months ended September 30, 2007. The effective tax rate continued to be lower than the statutory rates in the six months ended September 30, 2008, primarily due to concessional rate of tax on capital gains, exemption of dividend income, deduction toward special reserve and deduction of income of Offshore Banking Unit. The tax provision for the six months ended September 30, 2008 and six months ended September 30, 2007 was based on the estimated tax liability for the full fiscal year in line with applicable guidelines under Indian GAAP.

Financial Condition

The Bank’s total assets increased by 5.5% to Rs. 3,849.70 billion at September 30, 2008 from Rs. 3,649.44 billion at September 30, 2007, primarily due to an increase in advances, fixed & other assets and cash and balances with RBI, offset, in part, by decrease in SLR investments. Net advances increased 7.2% to Rs. 2,219.85 billion at September 30, 2008 from Rs. 2,071.21 billion at September 30, 2007, primarily due to increase in loans in overseas branches, offset, in part, by reduction in retail advances by 6.5% from Rs. 1,224.69 billion at September 30, 2008 as compared to Rs. 1,310.14 billion at September 30, 2007. Total cash and balances with RBI increased by 18.9% to Rs. 245.64 billion at September 30, 2008 as compared to Rs. 206.58 billion at September 30, 2007, primarily due to increase in cash reserve ratio by RBI from 7.0% at September 30, 2007 to 9.0% at September 30, 2008. Fixed assets and other assets increased to Rs. 302.25 billion at September 30, 2008 from Rs. 215.09 billion at September 30, 2007. Total assets of overseas branches increased to Rs. 877.68 billion at September 30, 2008 compared to Rs. 608.08 billion at September 30, 2007.

The Bank’s networth (including equity share capital, preference share capital and reserves) at September 30, 2008 was Rs. 489.95 billion as compared to Rs. 451.02 billion at September 30, 2007, primarily due to increase in the reserves by Rs. 38.91 billion mainly on account of increase in retained earnings. Total deposits decreased by 2.2% to Rs. 2,234.02 billion at September 30, 2008 from Rs. 2,283.07 billion at September 30, 2007. The Bank’s savings deposits increased by 23.9% to Rs. 431.74 billion at September

30, 2008 from Rs. 348.29 billion at September 30, 2007. Current deposits increased by 3.2% to Rs. 237.40 billion at September 30, 2008 from Rs. 229.99 billion at September 30, 2007. Term deposits decreased by 8.2% to Rs. 1,564.87 billion at September 30, 2008 from Rs. 1,704.80 billion at September 30, 2007. This is in line with Bank’s risk-containment strategy, aimed at reducing the dependence on high-cost deposits, and focusing on low-cost savings and current deposits. CASA ratio increased from 25.3% at September 30, 2007 to 30.0% at September 30, 2008. Total deposits at September 30, 2008 constituted 70.2% of its funding (comprising deposits, borrowings and subordinated debts) compared to 75.6% at September 30, 2007. Borrowings (including subordinated debt) increased to Rs. 948.49 billion at September 30, 2008 from Rs. 735.85 billion at September 30, 2007.

Recent Developments

Economic developments

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on inter-bank lending rates. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. In the days that followed, it became apparent that a number of other major financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties. In an attempt to prevent the failure of the financial system, the United States and European governments have intervened on an unprecedented scale. Despite the extent of such interventions, global investor confidence remains low. In addition, the world’s largest developed economies are widely considered to be in the midst of, or about to enter, economic recessions.

The Bank and its consolidated subsidiaries have an investment of approximately  € 57 million in senior bonds of Lehman Brothers. Its aggregate portfolio of investments in international corporate and financial sector debt and mortgage-and asset-backed securities was Rs. 193.7 billion at year-end fiscal 2008. The realized and mark-to-market losses on these investments would adversely impact its net income in fiscal 2009.

The Indian economy has also been impacted by the deterioration in the global markets. As per data released by the Central Statistical Organization, India’s GDP growth was 7.8% during the six months ended September 30, 2008 substantially lower than the 9.3% growth during the six months ended September 30, 2007. Industrial growth during the six months ended September 30, 2008 was 5.0% compared to 9.1% during the six months ended September 30, 2007. Reflecting a further deterioration in the economic condition, the Index of Industrial Production recorded a decline of 0.4% in October 2008 compared to a growth of 12.2% in October 2007. The external sector has also been facing a slowdown with exports recording a decline of 12.1% in October 2008. Following the significant decline in global commodity prices, inflationary pressures in India have eased considerably with inflation as measured by the Wholesale Price Index declining from a peak of 12.9% in August 2008 to 8.0% in November 2008. The Reserve Bank of India in its mid term review of the annual policy statement for fiscal 2009 estimated growth for the Indian economy to remain within the 7.5% to 8.0% range, while projecting inflation at 7.0% by end March 2009. However, the economic environment has changed significantly since then.

Banking sector developments

The increased risk perception in global markets led to a significant withdrawal of foreign investment flows from India, resulting in a sharp depreciation of the Rupee against the US dollar and leading to liquidity pressures in the system. In light of the deteriorating economic conditions, liquidity concerns in the banking system and easing inflationary pressures, the Reserve Bank of India has announced significant reductions in key policy rates. The cash reserve ratio has been reduced by 350 basis points from 9.0% at September 30, 2008 to 5.5% currently. The repo rate has been reduced by 250 basis points from 9.0% at September 30, 2008 to 6.5% currently while the reverse repo rate has been reduced by 100 basis points from 6.0% at September 30, 2008 to 5.0% currently. The statutory liquidity ratio to be maintained by banks has also been reduced by 100 basis points to 24.0%. The Reserve Bank of India has instituted special facilities for banks enabling them to borrow through the liquidity adjustment facility window for on-lending to mutual funds, non-banking financial companies and housing finance companies. The Reserve Bank of India has also extended concessional treatment under asset classification norms to restructuring of commercial real estate loans and to second restructuring of exposures other than commercial real estate, capital market exposures and consumer loans.

The Reserve Bank of India has maintained that it will continue to monitor developments in the global and domestic financial markets and endeavour to ensure an orderly adjustment of the economy.

2.	State of Production, Orders Accepted and Sales

Please refer to " - II. - 2. Nature of Business" and " - III. - 1. Outline of Results of Operations".

3.	Problems to be Coped with

There has been no material change since last ASR filed on September 30, 2008 for the fiscal 2008.

4.	Material Contracts relating to Management, etc.

There has been no material change since last ASR filed on September 30, 2008 for the fiscal 2008.

5.	Research and Development Activities

There has been no material change since last ASR filed on September 30, 2008 for the fiscal 2008.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since last ASR filed on September 30, 2008 for the fiscal 2008.

2.	Plan for Installation, Retirement, etc. of Facilities

There has been no material change since last ASR filed on September 30, 2008 for the fiscal 2008.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(As of September 30, 2008)
Number of Shares Authorised to be Issued	Number of Issued Shares	Number of Unissued Shares
1,275,000,000 equity shares of Rs. 10/- each	1,113,249,042 shares(1)	161,750,958 shares
15,000,000 shares of Rs. 100/- each(2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

(1)	Excludes 111,603 shares forfeited.
(2)
Above shares will be of such class and with rights, privileges, conditions or restrictions as may be determined by the Company in accordance with the Articles of Association of the Company and subject to the legislative provisions.

(ii)	Issued Shares

(As of September 30, 2008)

Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Stock Exchanges or Registered Securities Dealers' Association
Registered shares, with par value of Rs.10 each	Ordinary shares	1,113,249,042 shares(1)	Underlying equity shares on: Bombay Stock Exchange; and National Stock Exchange of India Limited ADSs on: New York Stock Exchange
Registered shares, with par value of Rs. 10,000,000 each	Preference shares	350 shares	Not applicable.
Total	-	1,113,249,392 shares	-
(1)	Excludes 111,603 shares forfeited.

(2)	Total Number of Issued Shares and Capital Stock

Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ Decreased	Number of Outstanding Shares After Increase/ Decrease	Amount of Share Capital Increased/ Decreased	Amount After Share Capital Increase/ Decrease
Total shares outstanding as on April 1, 2008		1,112,687,845(1)		14,626,786,543(2)
During fiscal year 2009 (Up to September 30, 2008)	561,547 shares increased	1,113,249,392(1)	6,086,051	14,632,872,594(2)	Allotment of 561,547 shares issued on exercise of options, under the Employee Stock Option Scheme 2000
(1)	Excludes 111,603 shares forfeited.
(2)	Excludes calls unpaid and includes shares forfeited.

(3)	Major Shareholders

Shareholding more than 1% of the Total Number of Shares
(As of September 30, 2008)

Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/o. ICICI Bank, Sms Empire House, 1st Floor 414, Senapati Bapat Marg Lower Parel, Mumbai 400013	316.82	28.5
Life Insurance Corporation of India	Investment Department 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	94.02	8.5
Allamanda Investments Pvt. Limited	Citibank NA, Custody Services, 77, Ramnord House, Dr. A.B. Road, Worli, Mumbai 400018	84.75	7.6
Bajaj Auto Limited	Bajaj Auto Ltd Complex, Mumbai-Pune Road, Akurdi, Pune 411035	37.96	3.4
Crown Capital Limited	Deutsche Bank AG, DB House, Hazarimal, Somani Marg, Next to Sterling Theatre, Fort, P.O. Box No. 1142, Mumbai 400001	26.38	2.4
Merrill Lynch Capital Markets ESPANA S.A. S.V.	Citibank N.A, Custody Services, 77, Ramnord House, Dr. A.B. Road, Worli, Mumbai 400018	21.42	1.9
Government of Singapore	C/o Deutsche Bank AG Securities And Custody Services DB House, Hazarimal, Somani Marg P.O. Box No. 1142, Fort, Mumbai 400001	18.66	1.7
Dodge & Cox International Stock Fund	Dodge & Cox Funds, C/o Boston Financial Data Services, P.O. Box 8422, Boston, MA 02266-8422	15.20	1.4

Fid Funds Mauritius Ltd	Citibank N.A, Custody Services, 77, Ramnord House, Dr. A.B. Road, Worli, Mumbai 400018	14.37	1.3
New India Assurance Company Ltd	New India Assurance Building 87, M.G. Road Fort, Mumbai 400001	13.18	1.2
Direct Investment Ltd	DB House, Hazarimal Somani Marg Fort, Post Box – 1142 Mumbai – 400001	13.14	1.2
Total	-	655.91	58.9

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2008

National Stock Exchange (NSE)
(in Rs.)
Month	April 2008	May 2008	June 2008	July 2008	August 2008	September 2008
High (yen)	960.00 (1,977.60)	971.00 (2,000.26)	835.00 (1,720.10)	764.90 (1,575.69)	789.00 (1,625.34)	750.00 (1,545.00)
Low (yen)	726.55 (1,496.69)	778.20 (1,603.09)	611.35 (1,259.38)	514.00 (1,058.84)	610.00 (1,256.60)	460.05 (947.70)

Bombay Stock Exchange (BSE)
(in Rs.)
Month	April 2008	May 2008	June 2008	July 2008	August 2008	September 2008
High (yen)	947.00 (1,950.82)	960.90 (1,979.45)	826.00 (1,701.56)	779.70 (1,606.18)	779.70 (1,606.18)	739.00 (1,522.34)
Low (yen)	732.00 (1,507.92)	778.10 (1,602.89)	611.50 (1,259.69)	515.10 (1,061.11)	610.00 (1,256.60)	458.00 (943.48)

New York Stock Exchange
(ADS)
(in US$)
Month	April 2008	May 2008	June 2008	July 2008	August 2008	September 2008
High (yen)	47.30 (4,397.01)	47.50 (4,415.60)	38.88 (3,614.28)	36.99 (3,438.59)	36.41 (3,384.67)	33.83 (3,144.84)
Low (yen)	37.50 (3,486.00)	37.22 (3,459.97)	28.39 (2,639.13)	22.89 (2,127.85)	28.82 (2,679.11)	21.00 (1,952.16)

3.	Statement of Directors and Officers

There has been no material change, except as reported under VI 2.(2) Subsequent Events, since last ASR filed on September 30, 2008 for the fiscal 2008.

VI.	FINANCIAL CONDITION

The original English financial statements of ICICI Bank Limited (the “Bank”) for the six-month period ended September 30, 2008 presented in this document are the same ones included in the Form 6-K filed with the U.S. Securities and Exchange Commission on October 27, 2008, and are prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”).

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 74 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

Pursuant to the interim financial statements requirements under the Cabinet Office Ordinance Regarding Disclosures of Corporate Information, etc. (Ministry of Finance Ordinance No. 5 of 1973), the accompanying interim financial statements include the following financial statements which is not included in the Bank’s Interim Report on Form 6-K for the six-month period ended September 30, 2008:
・Summary Profit and Loss Statement for the six months ended September 30, 2007

These financial statements of the Bank were summary financial statements and extracted from the complete set of interim financial statements.  The complete set of interim financial statements for the three-month period ended June 30, 2008 and September 30, 2008 as well as six-month period ended September 30, 2007 were audited by B.S.R. & Co,. Chartered Accountants.  Since the complete set of the audited financial statements and independent auditor's report were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.  Summary profit and loss statement for the six-month period ended September 30, 2008, consisting of accounts for Q1-2009 and Q2-2009, is not included in the Bank’s Interim Report on Form 6-K.

The financial statements of the Bank are presented in Indian rupees. In preparation of Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1=¥2.06 which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 9, 2008.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Financial Statements for the Relevant Six-month Period

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2007		Three months ended June 30, 2008			Three months ended September 30, 2008			Six months ended September 30, 2008		Year ended March 31, 2008
	Rs. crore	JPY mm	Rs. crore		JPY mm	Rs. crore		JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income[1]	3,265	673	2,090		431	2,148		442	4,238	873	7,304	1,505
Non-interest income (excluding treasury)	3,653	753	2,132		439	2,030		418	4,162	857	7,997	1,647
-Fee income	2,914	600	1,958		403	1,876		386	3,834	790	6,627	1,365
-Lease and other income	739	152	174		36	154		32	328	68	1,369	282
Less:
Operating expense	3,020	622	1,634		337	1,543		318	3,177	654	6,429	1,324
Expenses on direct market agents (DMAs) [2]	768	158	228		47	145		30	373	77	1,543	318
Lease depreciation	88	18	51		11	53		11	104	21	182	37
Core operating profit	3,042	627	2,308		475	2,437		502	4,745	977	7,147	1,472
Treasury income	369	76	(594)		(122)	(153)		(32)	(747)	(154)	815	168
Operating profit	3,411	703	1,714		353	2,285		471	3,999	824	7,961	1,640
Less: Provisions	1,197	247	792	[3]	163	924	[4]	190	1,716	353	2,905	598
Profit before tax	2,215	456	922		190	1,361		280	2,283	470	5,056	1,042
Less: Tax	437	90	194		40	347		71	541	111	898	185
Profit after tax	1,778	366	728		150	1,014		209	1,742	359	4,158	857

1.	Net of premium amortisation on government securities of Rs. 175 crore in Q2-2009 and Rs. 898 crore in FY2008.
2.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
3.	Includes specific provision of Rs. 878 crore (with the total provisions being lower due to general provision write-back and farm loan waiver-related write-back of Rs. 85 crore).
4.	Includes specific provision for non-performing assets (excluding the impact of farm loan waiver) of Rs. 868 crore.
5.	Prior period figures have been regrouped/re-arranged where necessary.

Summary Balance Sheet

	September 30, 2007		September 30, 2008		March 31, 2008
	Rs. Crore	JPY mm	Rs. Crore	JPY mm	Rs. crore	JPY mm
Assets
Cash & bank balances	34,025	7,009	35,613	7,336	38,041	7,836
Advances[1]	207,121	42,667	221,985	45,729	225,616	46,477
Investments	102,288	21,071	97,148	20,012	111,454	22,960
Fixed & other assets	21,510	4,431	30,225	6,226	24,684	5,085
Total	364,944	75,178	384,970	79,304	399,795	82,358
Liabilities
Networth	44,752	9,219	48,645	10,021	46,470	9,573
-Equity capital	1,111	229	1,113	229	1,113	229
-Reserves	43,641	8,990	47,532	9,792	45,358	9,344
Preference capital	350	72	350	72	350	72
Deposits	228,307	47,031	223,402	46,021	244,431	50,353
CASA ratio	25%		30%		26%
Borrowings	73,585	15,159	94,849	19,539	86,399	17,798
Other liabilities	17,950	3,698	17,724	3,651	22,145	4,562
Total	364,944	75,178	384,970	79,304	399,795	82,358

1.
Consolidated advances of the Bank and its overseas banking subsidiaries and ICICI Home Finance Company increased 16.3% to Rs. 264,665 crore at September 30, 2008 from Rs. 227,583 crore at September 30, 2007.

2.	Other Matters

(1)	Legal and Regulatory Proceedings

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. We are involved in a number of legal proceedings and regulatory relationships in the ordinary course of our business. However, excluding the legal proceedings discussed below, we are not a party to any proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

As of September 30, 2008, we had been assessed an aggregate of Rs. 34.11 billion in excess of the provision made in our accounts mainly pertaining to income tax and sales tax by the government of India’s tax authorities for past years. We have appealed each of these tax demands. Based on consultation with counsel and favorable decisions in our own or other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessment and accordingly we have not provided for these tax demands at period ended September, 2008.

•
We have received favorable decisions from the appellate authorities with respect to Rs. 621.1 million of the assessment. The tax authorities have appealed these decisions to higher appellate authorities and the appeals are pending adjudication.

•
In our appeal of the assessment of sales tax aggregating to Rs. 568.1 million, we are relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by us and facts of the case.

•
In our appeal of the assessments of income tax, interest tax and wealth tax aggregating to Rs. 32.92 billion, we are relying on favorable precedent decisions of the appellate court and expert opinions.

Of the Rs. 32.92 billion, Rs. 14.17 billion relates to bad debts written off. Bad debts written off as irrecoverable by the bank have been disallowed by the tax authorities on the ground that we have not established that the debts written off during the year are irrecoverable. In recent judgments in the bank’s own case for some years, the appellate authorities have allowed the claim of bad debts on the ground that after the amendment to Section 36(1) (vii) of the Income Tax Act, 1961 with effect from April 1, 1989, it is not obligatory on the part of the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year.

Rs. 5.53 billion relates to the disallowance of depreciation claim on leased assets, Rs. 2.40 billion relates to special reserve, Rs. 4.02 billion relates to expenditures disallowed in respect of dividend income and Rs. 4.37 billion relates to penalty orders.

Disallowance of depreciation claim on leased assets is an industry wide issue involving multiple litigations across the country. In respect of depreciation claimed by us for fiscal 1993 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held in August 2003 that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal’s decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal’s decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. In subsequent judgments in the bank’s own case, the appellate authorities have held that the lease transactions are genuine and have allowed depreciation on finance leases including sale and lease back transactions. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us.

Accordingly, we have not provided for this tax demand but have disclosed it as a contingent liability in the financial statements.

At September 30, 2008, there were 37 litigations (each involving a claim of Rs. 10 million and more) against us, in the aggregate amount of approximately Rs. 91.21 billion (to the extent quantifiable and including amounts claimed jointly and severally from ICICI Bank and other parties). At September 30, 2008, thirty one litigations were pending against our directors in an aggregate amount of approximately Rs. 43.2 million (to the extent quantifiable). There were four litigations where amounts claimed from us are Rs. 1.00 billion or higher:

•
We filed a recovery application against Mardia Chemicals Limited and its guarantors before the Debt Recovery Tribunal, Mumbai for recovery of Rs. 1.4 billion. In response, Mardia Chemicals Limited filed a counterclaim of Rs. 56.30 billion against us. We have filed an affidavit in this matter for rejection of the counterclaim. Meanwhile, Mardia Chemicals Limited was ordered to be liquidated.

We have filed a motion for dismissal of the counterclaim pursuant to an order of the City Civil Court, Ahmedabad rejecting a suit filed by Mardia Chemicals against the directors of ICICI Bank arising out of the same cause of action. This motion is now fixed for hearing on January 12, 2009.

•
The promoters of Mardia Chemicals Limited, in their capacity as guarantors, filed a suit against us before the City Civil Court at Ahmedabad, for damages amounting to Rs. 20.80 billion. We filed applications for dismissal of the suit and have submitted that the suit should be tried before the Debt Recovery Tribunal. The Court by its order dated January 10, 2008, directed the guarantors of Mardia Chemicals Limited to approach the Debt Recovery Tribunal, Mumbai following which the promoters of Mardia Chemicals Limited have filed an appeal before the High Court of Gujarat at Ahmedabad which will come up for hearing on admission shortly.

•
In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for recovery of term loans, debentures and working capital finance provided by us. We sold our exposure to Asset Reconstruction Company (India) Limited in 2004. The borrower has filed a suit in the Civil Court claiming damages of Rs. 10.00 billion jointly and severally from State Bank of India, Bank of Baroda, United Western Bank, Axis Bank, Bank of India, Asset Reconstruction Company (India) Limited and us. We have filed an application for rejection of the plaint, to which Gujarat Telephone Cables Limited had filed its reply. ICICI Bank has filed its rejoinder. In the meanwhile the borrower went into liquidation in March, 2008 and notice has been issued to the Official Liquidator to appear in the matter which is now coming up for hearing shortly.

•
In 1999, ICICI filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for recovery of amounts totaling Rs. 169.0 million due from Esslon Synthetics. In May 2001, the guarantor filed a counter-claim for an amount of Rs. 1.00 billion against ICICI and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited has filed an application to amend the counterclaim in January 2004. ICICI Bank has filed its reply to the application for amendment. To delay proceedings, the guarantor has also filed an interim application on the ground that certain documents have not been exhibited to which ICICI has filed its reply clearly stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. There are interim applications filed by Esslon to which we are filing reply. The matter is to come up for hearing on January 14, 2009.

Management believes, based on consultation with counsel, that the legal proceedings instituted by each of Mardia Chemicals Limited, Guarantors of Mardia Chemicals, Gujarat Telephone Cables Limited and Esslon Synthetics Limited against us are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with the legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations and cash flows.

The Securities and Futures Commission of Hong Kong had filed charges against us for carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having a license to do so. We accepted the charges without contesting and had submitted our mitigation statement to the Court. The Eastern Magistrate's Court, Hong Kong, consequently fined ICICI Bank a sum of HKD 40,000 and ordered ICICI Bank to further reimburse prosecution costs of HKD 54,860 to the Securities and Futures Commission of Hong Kong. The contravention was limited to a small segment of the branch's business in Hong Kong and has not resulted in any loss either to ICICI Bank's customers or to ICICI Bank. ICICI Bank has, based on the findings of an internal review conducted upon the discovery of this incident in April 2006, taken appropriate staff accountability actions against the relevant staff whose conduct resulted in the contravention. ICICI Bank has since implemented significant measures to strengthen the compliance, monitoring and control functions at the Hong Kong Branch which included bringing in a new management team.

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation, it would be our policy to conduct an internal investigation, cooperate with the regulatory authorities and, where appropriate suspend or discipline employees including termination of their services.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to cooperate with any such regulatory investigation or proceeding.

(2)	Subsequent Events

During September-October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumours were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels. We successfully controlled the situation in this instance but any failure to control such situations in the future could result in high volumes of deposit withdrawals which would adversely impact our liquidity position.

Mr. N. Vaghul, non-executive Chairman of the Board of Directors of ICICI Bank Limited would retire from the Board on completion of his current term on April 30, 2009. The Board has, subject to the approval of Reserve Bank of India (RBI) and the shareholders, decided to appoint Mr. K. V. Kamath, presently Managing Director & CEO, as non-executive Chairman of the Board for a period of five years effective May 1, 2009. Mr. Kamath’s current term as Managing Director & CEO would end on April 30, 2009 and he has expressed his desire to lay down his executive responsibilities from that date.

The Board of Directors has, subject to the approval of RBI and the shareholders, decided to appoint Ms. Chanda D. Kochhar, presently Joint Managing Director & Chief Financial Officer, as Managing Director & CEO of ICICI Bank from May 1, 2009 to March 31, 2014. Ms. Chanda Kochhar joined erstwhile ICICI Limited (ICICI) in 1984 and was elevated to the Board of Directors of ICICI Bank in 2001. During her career prior to becoming a member of the Board, she worked and held leadership positions across all key businesses, including corporate banking, project finance and retail banking. She was instrumental in establishing ICICI Bank during the 1990s, and subsequently headed the infrastructure finance and major clients groups in ICICI. In 2000, she took on the challenge of building the nascent retail business, with strong focus on technology, innovation, process reengineering and expansion of distribution and scale. The Bank achieved a leadership position in this business. She successfully managed the integration of the retail franchises of ICICI and ICICI Bank, as well as of other acquisitions. During 2006-2007, she successfully led the Bank’s wholesale and international banking businesses during a period of heightened activity and global expansion by Indian companies. Since 2007, she has been heading the Corporate Centre, responsible for ensuring strategic consistency across the Group.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2008 include notes describing the differences between accounting principles generally accepted in India and those in the Untied States of America (“US GAAP”) and disclose net income and stockholders’ equity under US GAAP. Summarized hereunder are significant differences between the accounting policies under US GAAP adopted in preparation of these figures and Japanese accounting principles.

(1) Principles of consolidation

The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control.  The Bank also consolidates entities deemed to be variable interest entities where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities”.

In Japan, a concept of variable interest entities is not used to determine the scope of consolidation.

(2) Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value recognized in gain/loss in the profit and loss account on venture capital investments.  Quoted investments are generally valued at the closing market price at year-end.  Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price.  Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods.

In Japan, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3) Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

In Japan, goodwill arising from purchasing a business was amortized within five years and goodwill arising from purchasing a company that was subsequently consolidated was amortized within twenty years under the Commercial Code Enforcement Regulation of Japan.  However, as a result of the adoption of Accounting Standards for Business Combinations, effective for the fiscal year beginning on and after April 1, 2006, goodwill arising from business combinations is now required to be amortized over a period not exceeding 20 years.

(4) Share-based compensation

The Bank adopted the modified prospective method in which compensation costs is recognized from the year ended March 31, 2007 based on the requirements of Statement 123R, for all the share-based payments granted after April 1, 2006 and based on the requirements of Statement 123 for all awards granted to employees prior to April 1, 2006 that remain unvested.  Previously, the Bank was using the intrinsic value method to account for its employee stock-based compensation plans. 123R requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

In Japan, "Accounting Standard for Stock Options" was issued in December 2005 for the accounting for stock-based compensation.  This accounting standard applies to share options granted to employees, other share options and shares within the scope of the standard on and after the date on which the Corporation Law takes effect (May 1, 2006).  Under the standard, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5) Loan origination fees

Loan origination fees (net of costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

In Japan, there is no specific accounting standard for amotization of loan origination fees.

(6) Hedge accounting

The Bank has designated certain derivatives as fair value hedges.  Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

In Japan, hedge accounting was generally achieved by deferring gains and losses arising from changes in fair value of hedging instruments as an asset or liability until when the gain or loss on the hedged item is recognized in the statement of income.  However, as a result of the adoption of “Accounting Standards for Presentation of Net Asset in the Balance Sheet”, effective for the fiscal year ending on and after May 1, 2006, deferred gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India.  Summarized hereunder are significant differences between the accounting policies adopted by the Bank and Japanese accounting principles.

(1) Principles of consolidation

The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Assets, liabilities, income and expenditure of the jointly controlled entities are consolidated using the proportionate consolidation method. Under the proportionate consolidation method the Bank’s share of each of the assets, liabilities, income and expenses is reported as separate line items in the consolidated financial statements.

In Japan, there is no concept of proportionate consolidation method.

(2) Stock issue costs

The expenses of the issue have been charged to the share premium account.

In Japan, stock issue costs are either charged to expense as incurred or deferred to be amortized over three years.

(3) Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions.  The transferred loans are de-recognized and gains / losses are recorded net of allowance for credit losses only if the Bank surrenders the rights to benefits specified in the loan contract.  Net income arising from sale of loan assets through direct assignment without recourse obligation, is recognized at the time of sale.  With effect from February 1, 2006, in accordance with new guidelines issued by RBI, net income arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

In Japan, the transfer of loans are recognized as sales and the resulting gains are recognized if derecognition requirements for financial assets under the financial component approach are met.

(4) Share-based compensation

The Bank uses the intrinsic value based method as prescribed by the guidance note on ‘Accounting for Stock Options” issued by ICAI to account for its stock-based employees compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price.

In Japan, "Accounting Standard for Stock Options" was issued in December 2005 for the accounting for stock-based compensation.  This accounting standard applies to share options granted to employees, other share options and shares within the scope of the standard on and after the date on which the Corporation Law takes effect (May 1, 2006).  Under the standard, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5) Retirement benefit

In respect of gratuity benefit and other benefit schemes, where the Bank makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation. As per the transition provision of AS 15 (Revised) on “Accounting for retirement benefits in financial statements of employer”, the difference in the liability on account of gratuity benefits created by the Bank at March 31, 2007 due to revised standard have been included in Schedule 2 (“Reserves and Surplus”).

In Japan, defined benefit plan is accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6) Mark-to-market of securities

Net unrealized gains on investments by category are ignored, except for the venture capital investments wherein the unrealized gains and losses are transferred to Reserves and Surplus.

In Japan, unrealized gains and losses on trading securities are recognized in the profit and loss account and those on other securities are recorded in equity.

(7) Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

In Japan, such costs are included in acquisition costs of securities.

(8) Profit on sale of held-to-maturities securities

Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

In Japan, such profit is recognized in the profit and loss account upon sale.  There is no specific standard concerning transfer of such profit to reserve.

(9) Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments under reserves.  Quoted investments are generally valued at the closing market price at year-end.  Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price.  Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods.

In Japan, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(10) Provisions for loan losses

In case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI.  Subject to the minimum provisioning levels prescribed by RBI, provision on homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due.  For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which requires a provision equal to the present value of the interest sacrifice to be made at the time of restructuring.

In Japan, provision for loan losses in banks is established based on the self-assessment and the historical loss ratio and outstanding balance of each asset category.  Alternatively, it is also permitted to calculate based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance.  The regulatory agency does not prescribe certain rate to be used for calculation of provisions in banks.

(11) Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting.  Hedged swaps/options are accounted for on an accrual basis.

In Japan, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(12) Impairment of fixed assets

Fixed assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised by debiting the profit and loss account and is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In Japan, undiscounted cash flows are used for assessment of impairment.

(13) Deferred tax

The Bank does not recognize deferred taxes on undistributed earnings of subsidiaries and affiliates.

In Japan, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole.  Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(14) Dividends

Dividends on common stock and the related dividend tax are recognized in the year to which it relates to.

In Japan, dividends are recognized upon approval in the annual general meeting.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rates between Indian rupee, which is the currency in which the financial statements of the Bank are presented, and Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Second Amendment to the Extraordinary Report
filed on July 2, 2007 pursuant to
paragraph 4 of Article 24-5 of the
Financial Instruments and Exchange Law,
and Paragraph 1 of Article 19, and
Sub-Paragraph 1 of Paragraph 2 of
Article 19 of the Ordinance of Cabinet
Office relating to Disclosure of
Corporations and the attachments thereto	filed on August 29, 2008

2.	Annual Securities Report
and the attachments thereto	filed on September 30, 2008

PART II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.

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